Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited, you should at once pass this circular with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

AMENDMENTS TO EXISTING NON-COMPETE UNDERTAKING

AND

NOTICE OF EGM

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

SOMERLEY CAPITAL LIMITED

A notice convening an extraordinary general meeting of CNOOC Limited to be held on 20 November 2020 at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, is set out on pages 22 to 23 of this circular. A form of proxy for use at the extraordinary general meeting is published on the websites of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.cnoocltd.com). Whether or not you intend to attend such meeting, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 36 hours before the time fixed for holding such meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders of CNOOC Limited from attending and voting in person at the meeting or any adjourned meeting if they so wish.

In order to prevent the spread of COVID-19 pandemic and to safeguard the health and safety of shareholders, the Company will implement certain precautionary measures at the extraordinary general meeting, details of which are set out in the section entitled “Precautionary Measures for the EGM” in this circular. In view of the ongoing COVID-19 pandemic, you are strongly encouraged to appoint the chairman of the extraordinary general meeting as proxy to attend and vote on your behalf at the meeting or any adjournment thereof.

20 October 2020

PRECAUTIONARY MEASURES FOR THE EGM

In view of the ongoing COVID-19 pandemic and recent requirements for prevention and control of its spread, the Company will implement the following precautionary measures at the EGM to protect attending Shareholders, staff and other stakeholders from the risk of infection:

(i)	Compulsory body temperature checks will be conducted on every attending Shareholder, proxy and other attendees at the entrance of the EGM venue. Any person found to be suffering from a fever or otherwise unwell will be denied entry into the EGM venue or be required to leave the EGM venue.

(ii)	All attending Shareholders, proxies and other attendees are required to complete and submit at the entrance of the EGM venue a declaration form confirming their names and contact details, and be asked whether (a) they have travelled to, or to their best of knowledge had close contact with any person who has recently travelled to, areas outside of Hong Kong at any time in the preceding 14 days of the EGM; and (b) they are subject to any compulsory quarantine prescribed by the Hong Kong Government. Any person who responds affirmatively to any one of the above questions will be denied entry into the EGM venue or be required to leave the EGM venue.

(iii)	All attendees are requested to wear surgical face masks at the EGM venue at all times, and to maintain a safe distance with other attendees.

(iv)	No refreshments will be provided.

To the extent permitted under applicable laws, the Company reserves the right to deny entry into the EGM venue or require any person to leave the EGM venue in order to ensure the safety of the attendees at the EGM.

In the interest of all stakeholders’ health and safety and in response to the recent guidelines on prevention and control of COVID-19 pandemic, Shareholders are reminded that physical attendance in person at the EGM is not necessary for the purpose of exercising voting rights. As an alternative, by completing form of proxy in accordance with the instructions printed thereon, Shareholders may appoint the chairman of the EGM as proxy to attend and vote on the relevant resolution at the EGM instead of attending the EGM or any adjournment thereof in person.

-i-

-ii-

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms shall have the meanings set out below:

“Announcement”	the announcement dated 13 October 2020 made by the Company in relation to the amendments to the Existing Non-Compete Undertaking
“Associate”	has the meaning ascribed thereto under the Listing Rules
“Board”	the board of Directors of the Company
“CNOOC”

China National Offshore Oil Corporation（中國海洋石油集團有限公司）, the controlling Shareholder of the Company indirectly holding approximately 64.44% of all of the Shares in issue through OOGC and CNOOC BVI as at the Latest Practicable Date

“CNOOC BVI”	CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a direct wholly-owned subsidiary of OOGC and the controlling Shareholder of the Company directly holding approximately 64.44% of all the Shares in issue as at the Latest Practicable Date
“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)
“Company”

CNOOC Limited （中國海洋石油有限公司）, a company incorporated in Hong Kong with limited liability whose Shares are listed on the Stock Exchange and whose American depository receipts are listed on the New York Stock Exchange and the Toronto Stock Exchange

“Director(s)”	director(s) of the Company
“Existing Non-Compete Undertaking”	the undertaking dated 6 April 2000 between the Company and CNOOC, as amended by a supplemental agreement dated 21 December 2000, in relation to the non-compete undertaking given by CNOOC for the purposes of listing of the Shares on the Stock Exchange
“EGM”	the extraordinary general meeting of the Company to be held on 20 November 2020 at 3:00 p.m. to approve the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder, or any adjournment thereof
“EGM Notice”	the notice of the EGM dated 20 October 2020 convening the EGM as set out on pages 22 to 23 of this circular

DEFINITIONS

“Group”	the Company and its subsidiaries from time to time
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Independent Board Committee”	an independent committee of the Board comprising Mr. Chiu Sung Hong, Mr. Lawrence J. Lau, Mr. Tse Hau Yin, Aloysius and Mr. Qiu Zhi Zhong, the INEDs, with Mr. Chiu Sung Hong acting as the chairman
“Independent Financial Adviser” or “Somerley”	Somerley Capital Limited, a corporation licensed to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Supplemental Agreement and the proposed amendments to the Existing Non-Compete Undertaking
“Independent Shareholders”	the Shareholders of the Company other than OOGC, CNOOC BVI and their respective Associates
“INED(s)”	the Independent Non-executive Director(s) of the Company
“Latest Practicable Date”	13 October 2020, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)
“OOGC”	Overseas Oil & Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability, a direct wholly-owned subsidiary of CNOOC, the sole shareholder of CNOOC BVI, and a Shareholder directly holding five Shares in issue as at the Latest Practicable Date
“Ordinary Resolution”	the proposed ordinary resolution as referred to in the EGM Notice
“PRC”	the People’s Republic of China
“Supplemental Agreement”	the supplemental agreement dated 13 October 2020 between the Company and CNOOC in relation to certain amendments to the Existing Non-Compete Undertaking
“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
“Shares”	issued shares of the Company

DEFINITIONS

“Shareholder(s)”	registered holder(s) of the Shares
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“%”	per cent

LETTER FROM THE BOARD

The Board comprises: Executive Directors Xu Keqiang Hu Guangjie Registered office: 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong
20 October 2020

To the Shareholders

Dear Sir or Madam,

AMENDMENTS TO EXISTING NON-COMPETE UNDERTAKING

AND

NOTICE OF EGM

1.	INTRODUCTION

Reference is made to the Announcement in relation to the amendments to the Existing Non-Compete Undertaking. The purpose of this circular is to provide you with information necessary to enable you to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the EGM relating to the amendments to the Existing Non-Compete Undertaking.

LETTER FROM THE BOARD

2.	AMENDMENTS TO EXISTING NON-COMPETE UNDERTAKING The Existing Non-Compete Undertaking

Before the listing of the Shares on the Stock Exchange in 2001, CNOOC, the Company’s controlling Shareholder, gave various undertakings to the Company, including, among others, that (i) the Group is the only vehicle through which CNOOC will engage in oil and gas exploration, development, production and sales businesses in and outside the PRC; and (ii) CNOOC will not, and will procure all members of the CNOOC Group not to, directly or indirectly, engage in oil and gas exploration, development, production and sales businesses in or outside the PRC.

The Supplemental Agreement

On 13 October 2020, the Company and CNOOC entered into the Supplemental Agreement to amend certain terms of the Existing Non-Compete Undertaking, having taken into account of the necessity to further clarify and amend the relevant terms of the Existing Non-Compete Undertaking due to changes in relevant laws and regulations and the external environment. The major amendments to the Existing Non-Compete Undertaking pursuant to the Supplemental Agreement are summarised as follows:

Definition of “business”

The Supplemental Agreement clarifies that the “sales business” referred to in the Existing Non-Compete Undertaking shall mean direct sales of oil and gas after production, which is consistent with the original intention of both parties when they entered into the Existing Non-Compete Undertaking.

Non-compete undertaking

Pursuant to the Supplemental Agreement, CNOOC undertakes to the Company that, unless otherwise specified, (i) the Group is the only vehicle through which CNOOC will engage in oil and gas exploration, development, production and sales businesses in and outside the PRC; and (ii) CNOOC will not, and will procure all members of the CNOOC Group not to, directly or indirectly, engage in oil and gas exploration, development, production and sales businesses in or outside the PRC.

The Company may, upon the approval of the INEDs, waive CNOOC from the abovementioned non-compete undertaking in writing for new businesses if the INEDs determine that participating in or engaging in such businesses may expose the Group to significant legal risks due to applicable laws and regulations that may lead to (including but not limited to) potential legal penalties, restrictions on the Company’s operational capabilities, the Company being required to split or terminate part of its business, etc. (“Special Circumstances”). When Special Circumstances occur or may occur to any existing businesses of the Group, the Group may, upon the approval of the INEDs, transfer such existing businesses to CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC on normal commercial terms at a price to be determined based on the relevant assets or equity value assessed by an independent valuation agent agreed by both parties. The Company will obtain independent legal opinion(s) and other independent professional advice (if necessary or at the request of the INEDs) at the Company’s expenses to assist the INEDs to assess the occurrence of Special Circumstances. When deciding whether to waive CNOOC from the abovementioned non-compete undertaking for new businesses or transfer existing businesses to CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC, the INEDs are expected to critically assess the occurrence of Special Circumstances with the assistance of independent legal opinion(s) and other independent professional advice (if any), the potential impact of the Special Circumstances on the Group and its operations, the legal consequences facing the Group if it participates in or engages in such new businesses or continues to operate such existing businesses and any other factors the INEDs consider to be relevant.

LETTER FROM THE BOARD

As of the Latest Practicable Date, the Company has not identified the existence of any Special Circumstances regarding its existing businesses such that there is no imminent need to transfer any of its existing businesses to CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC. Based on (i) the Company’s current assessment of its existing businesses, (ii) no Special Circumstances have been identified as of the Latest Practicable Date, and (iii) the Company has been using its best efforts to comply with all relevant applicable laws and regulations, the Company expects that the need to transfer its existing businesses to CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC will only arise in limited circumstances where the legal risks for the Company to continue operating such businesses are significant.

Purchase options

The Group was granted two purchase options under the Supplemental Agreement in relation to the abovementioned businesses engaged in by CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC with the Company’s written waiver or transferred from the Group, pursuant to which (i) the Group can acquire the relevant businesses from CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC upon approval by the INEDs. CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC shall transfer such businesses to the Group on normal commercial terms at a price to be determined based on the relevant assets or equity value assessed by an independent valuation agent agreed by both parties; and

(ii) CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC must first notify the Company when it/they intend to dispose of the relevant businesses. If the INEDs approve the acquisition of such businesses, both parties shall negotiate the transfer on an arm’s length basis on normal commercial terms at a price to be determined based on the relevant assets or equity value assessed by an independent valuation agent agreed by both parties. If the INEDs decide not to approve the acquisition of such businesses, CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC may dispose of such businesses at its/their sole discretion.

The abovementioned purchase options were granted to the Group at nil consideration, for an indefinite period, and will be exercisable by the Group at any time in the future. When assessing whether to exercise such purchase options in connection with a particular business, the INEDs will take into account the following factors: (i) whether the relevant Special Circumstance ceases to exist in connection with such business (the Company will obtain independent legal opinion(s) or other independent professional advice if necessary or at the request of the INEDs to assist the INEDs’ decision-making process); (ii) the reasonableness of the acquisition terms and price; (iii) the profit contribution and operating synergy the business may be able to bring to the Group and (iv) any other factors and circumstances that the INEDs consider to be relevant and/or significant. In addition, if the exercise of the purchase options as set out above to acquire the relevant businesses constitutes a connected transaction, the Company will comply with the relevant requirements of Chapters 14 and 14A of the Listing Rules.

LETTER FROM THE BOARD

Save for the amendments as set out in the Supplemental Agreement, all other principal terms and conditions of the Existing Non-Compete Undertaking shall remain the same.

Condition

The Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder are conditional upon the approval by the Independent Shareholders in accordance with the requirements of the Listing Rules.

Reasons for and Benefits of the Supplemental Agreement and the Amendments to the Existing Non-Compete Undertaking as Contemplated thereunder

With global economy in recession and trade globalisation under challenge, the petroleum industry is greatly affected by political and economic factors. The Company is facing an extremely severe and complex external environment.

Under such an environment, the Group needs to take actions to avoid or mitigate risks and reserve business opportunities if participating in or engaging in existing or new businesses will incur significant legal risks to the Company or members of the Group due to applicable laws and regulations. The Board believes that the amendments to the Existing Non-Compete Undertaking will give flexibility to the Company in avoiding or mitigating significant legal risks and reserving business opportunities where there are Special Circumstances, and will also improve the relationship between the Company and CNOOC and CNOOC’s continued support to the Company. The Board also believes that the existence of the purchase options as set out in the Supplemental Agreement will adequately protect the interests of the Company and the Shareholders as a whole and ensure that the Company can engage in such businesses if the INEDs consider at a later stage that it would be in the interests of the Company to undertake such businesses without incurring significant legal risks.

Given the abovementioned reasons, the Board considers that the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder are on normal commercial terms, fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

3.	GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas.

The CNOOC Group principally engages in the provision of professional technical services, refining and marketing, natural gas and power generation and financial services. CNOOC, a wholly state-owned company, is the controlling Shareholder of the Company.

4.	EGM

Approval of the Independent Shareholders will be sought at the EGM for the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder. A notice convening the EGM is set out on pages 22 to 23 of this circular. Voting will be conducted by poll at the EGM as required under the Listing Rules.

CNOOC BVI is a direct wholly-owned subsidiary of OOGC and holds approximately 64.44% interest in the Company as at the Latest Practicable Date. OOGC, in turn, is a direct wholly-owned subsidiary of CNOOC. Accordingly, the interest of CNOOC BVI in the Company is recorded as the interests of OOGC and CNOOC.

In view of the equity interest held directly and indirectly by CNOOC in OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolution approving the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder at the EGM.

There is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon CNOOC; and (ii) no obligation or entitlement of CNOOC as at the Latest Practicable Date, whereby it has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its Shares to a third party, either generally or on a case-by-case basis.

A form of proxy for use at the EGM is published on the websites of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.cnoocltd.com). Shareholders are requested to complete the form of proxy and return it to the Company’s registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong in accordance with the instructions printed thereon not less than 36 hours before the time fixed for holding the EGM, if they do not intend to be present in person at the EGM.

5.	RECOMMENDATION OF THE BOARD

The Directors are of the opinion that the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder are on normal commercial terms, fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Independent Shareholders should vote in favour of the ordinary resolution to be proposed at the EGM.

LETTER FROM THE BOARD

From the perspective of good corporate governance, Mr. Wang Dongjin, Mr. Li Yong, Mr. Xu Keqiang, Ms. Wen Dongfen and Mr. Hu Guangjie abstained from voting on the resolution approving the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder at the relevant Board meeting due to their positions at CNOOC.

6.	RECOMMENDATIONS OF THE INDEPENDENT FINANCIAL ADVISER AND THE INDEPENDENT BOARD COMMITTEE

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder, and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

Somerley considers the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder are on normal commercial terms, fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, Somerley recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder. The full text of the Letter from the Independent Financial Adviser issued by Somerley containing its recommendation in respect of the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder is set out on pages 11 to 17 of this circular.

The Independent Board Committee, having taken into account the advice of Somerley, considers the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder are on normal commercial terms, fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder. The full text of the Letter from the Independent Board Committee is set out on page 10 of this circular.

Yours faithfully, For and on behalf of the Board CNOOC Limited Wang Dongjin Chairman of the Board

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

20 October 2020

To the Independent Shareholders

Dear Sir or Madam,

We refer to the circular of the Company dated 20 October 2020 (the “Circular”) of which this letter forms part. Unless the context otherwise requires, terms defined in the Circular shall have the same meanings when used herein.

We have been appointed by the Board as the Independent Board Committee to consider and advise you in connection with the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder, details of which are set out in the Letter from the Board contained in the Circular. We also wish to draw your attention to the Letter from the Independent Financial Adviser as set out on pages 11 to 17 of the Circular.

Having considered the information set out in the Letter from the Board, the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder and the advice of the Independent Financial Adviser in relation thereto as set out on pages 11 to 17 of the Circular, we are of the view that the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder, although not in the ordinary and usual course of business of the Group, are on normal commercial terms, fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder.

Yours faithfully, For and on behalf of the Independent Board Committee CNOOC Limited Chiu Sung Hong Chairman of the Independent Board Committee Independent Non-executive Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the letter of advice from the Independent Financial Adviser, Somerley Capital Limited, to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY CAPITAL LIMITED 20th Floor, China Building 29 Queen’s Road Central Hong Kong

20 October 2020

To: the Independent Board Committee and

the Independent Shareholders

Dear Sirs,

AMENDMENTS TO EXISTING NON-COMPETE UNDERTAKING

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in connection with the Supplemental Agreement and the proposed amendments to the Existing Non-Compete Undertaking (the “Proposed Amendments”). Details of the Supplemental Agreement and the Proposed Amendments are set out in the “Letter from the Board” contained in the circular of the Company to the Shareholders dated 20 October 2020 (the “Circular”), of which this letter forms part. Unless otherwise specified, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

To provide flexibility to the Group in avoiding or mitigating risks and reserving business opportunities under Special Circumstances (as defined in this letter below), on 13 October 2020, the Company and CNOOC entered into the Supplemental Agreement to clarify and amend certain terms of the Existing Non-Compete Undertaking. As CNOOC indirectly owns an aggregate of approximately 64.44% of all the Shares of the Company in issue as at the Latest Practicable Date, the Supplemental Agreement and the Proposed Amendments are subject to the approval of the Independent Shareholders in accordance with the requirements of the Listing Rules.

The Independent Board Committee, comprising all four independent non-executive Directors, namely Mr. Chiu Sung Hong, Mr. Lawrence J. Lau, Mr. Tse Hau Yin, Aloysius and Mr. Qiu Zhi Zhong, has been established to make a recommendation to the Independent Shareholders in relation to the Supplemental Agreement and the Proposed Amendments. We, Somerley Capital Limited, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

During the past two years, Somerley Capital Limited has acted as the independent financial adviser to the independent board committee of the Company in relation to the renewal of continuing connected transactions as detailed in the Company’s circular dated 6 November 2019. The past engagement was limited to providing independent advisory services to the independent board committee of the Company pursuant to the Listing Rules. Under the past engagement, Somerley Capital Limited received normal professional fees from the Company. Notwithstanding the past engagement, as at the Latest Practicable Date, there were no relationships or interests between (a) Somerley Capital Limited and (b) the Group and CNOOC that could reasonably be regarded as a hindrance to our independence as defined under Rule 13.84 of the Listing Rules to act as the independent financial adviser to the Independent Board Committee and the Independent Shareholders with respect to the matters set out above.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed, by the executive Directors and management of the Company and have assumed that the information and facts provided and opinions expressed to us are true, accurate and complete in all material aspects at the time they were made and up to the date of the EGM. We have also sought and received confirmation from the executive Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and consider that the information we have received is sufficient for us to reach our advice and recommendation as set out in this letter and to justify our reliance on such information. We have no reason to believe that any material information has been withheld, nor doubt the truth or accuracy of the information provided. We have, however, not conducted any independent investigation into the business and affairs of the Group, CNOOC or its associates, nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation regarding the Proposed Amendments and the Supplemental Agreement, we have taken into account the principal factors and reasons set out below:

1.	Information of the Group

The Group is principally engaged in the exploration, development, production and sales of crude oil and natural gas. As disclosed in the Company’s 2019 annual report, the Group is the largest producer of offshore crude oil and natural gas in the PRC and one of the largest independent oil and gas exploration and production companies in the world. Its core operation areas are Bohai, the Western South China Sea, the Eastern South China Sea and the East China Sea in offshore China. The Group has oil and gas assets in Asia, Africa, North America, South America, Oceania and Europe.

In 2019, the Group recorded total revenue of approximately RMB233.2 billion. The Group’s crude oil sales increased by approximately 5.8% year-on-year primarily due to higher sales volume and the depreciation of Renminbi against the U.S. dollar. The increase in natural gas sales in 2019 by approximately 5.1% was primarily due to higher sales volume. The consolidated net profit of the Group increased by approximately 15.9% in 2019 comparing to that in 2018, primarily as a result of the increase in sales volume and the depreciation of Renminbi against the U.S. dollar as mentioned above, and the increase in profitability as the Company has taken effective measures to strictly control cost. For the six months ended 30 June 2020, the Group’s unaudited consolidated net profit decreased by approximately 65.7% comparing to the same period of 2019, mainly attributable to a decrease in oil and gas sales revenue due to drop in oil price. As at 30 June 2020, the Group had total assets of approximately RMB750.0 billion and net assets of approximately RMB441.8 billion.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	Information of CNOOC

CNOOC is a wholly state-owned company. CNOOC Group principally engages in the provision of professional technical services, refining and marketing, natural gas and power generation and financial services. As at the Latest Practicable Date, CNOOC indirectly owns an aggregate of approximately 64.44% of all the Shares of the Company in issue.

3.	The Existing Non-Compete Undertaking and the Supplemental Agreement

3.1	The Existing Non-Compete Undertaking

Before the listing of the Shares on the Stock Exchange in 2001, CNOOC, the Company’s controlling Shareholder, gave various undertakings to the Company, including, among others:

(i)	the Group is the only vehicle through which CNOOC will engage in oil and gas exploration, development, production and sales businesses in and outside the PRC; and

(ii)	CNOOC will not, and will procure all members of CNOOC Group not to, directly or indirectly, engage in oil and gas exploration, development, production and sales businesses in or outside the PRC.

3.2	Principal terms of the Supplemental Agreement

On 13 October 2020, the Company and CNOOC entered into the Supplemental Agreement to clarify and amend certain terms of the Existing Non-Compete Undertaking. Details of the Proposed Amendments are set out in the sub-section headed “The Supplemental Agreement” under the section headed “Amendments to Existing Non-Compete Undertaking” in the “Letter from the Board” contained in the Circular. The Proposed Amendments are summarised as follows:

Definition of “business”

The Supplemental Agreement clarifies that the “sales business” referred to in the Existing Non-Compete Undertaking shall mean direct sales of oil and gas after production, which is consistent with the original intention of both parties when they entered into the Existing Non-Compete Undertaking.

Non-compete undertaking

Pursuant to the Supplemental Agreement, CNOOC undertakes to the Company that, unless otherwise specified in the Supplemental Agreement, (i) the Group is the only vehicle through which CNOOC will engage in oil and gas exploration, development, production and sales businesses in and outside the PRC; and (ii) CNOOC will not, and will procure all members of CNOOC Group not to, directly or indirectly, engage in oil and gas exploration, development, production and sales businesses in or outside the PRC.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company may, upon the approval of the INEDs, waive CNOOC from the abovementioned non-compete undertaking in writing for new businesses if the INEDs determine and agree that participating in or engaging in such businesses may expose the Group to significant legal risks due to applicable laws and regulations that may lead to (including but not limited to) potential legal penalties, restrictions on the Company’s operational capabilities, the Company being required to split or terminate part of its business, etc. (“Special Circumstances”). We understand from the executive Directors that the Group and CNOOC Group are governed under different laws and regulations due to their respective place of incorporation and operation. Furthermore, the Shares of the Company are listed in Hong Kong and the American Depository Receipts are listed in the United States and Canada so the Group is required to comply with relevant listing rules in these jurisdictions. Therefore, the executive Directors are of the view that, comparing to CNOOC Group, the Company, as a listed company, may expose to higher compliance risks in its operations due to change in applicable laws and regulations. If such legal risks are considered significant, this may constitute “Special Circumstances” pursuant to the Supplemental Agreement.

When Special Circumstances occur or may occur to any existing businesses of the Group, the Group may, upon the approval of the INEDs, transfer such existing businesses to CNOOC, members of CNOOC Group and/or other entities invested by CNOOC (the “Relevant CNOOC Entities”) on normal commercial terms at a price to be determined based on the relevant assets or equity value assessed by an independent valuation agent agreed by both parties. Further details with respect to the mechanism in place for the INEDs to assess the occurrence of Special Circumstances and other factors to be considered by the INEDs are set out in the sub-section headed “The Supplemental Agreement” in the “Letter from the Board” contained in the Circular.

Purchase options

The Group was granted purchase options under the Supplemental Agreement in relation to the abovementioned new and existing businesses (the “Relevant Businesses”) engaged in by the Relevant CNOOC Entities, pursuant to which:

(i)	the Group can acquire the Relevant Businesses from the Relevant CNOOC Entities upon approval by the INEDs on normal commercial terms at a price to be determined based on the relevant assets or equity value assessed by an independent valuation agent agreed by both parties; and

(ii)	the Relevant CNOOC Entities must first notify the Company when it/they intend to dispose of the Relevant Businesses.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

If the INEDs approve the acquisition of the Relevant Businesses, both parties shall negotiate the transfer on an arm’s length basis on normal commercial terms at a price to be determined based on the relevant assets or equity value assessed by an independent valuation agent agreed by both parties. If the INEDs decide not to approve the acquisition of the Relevant Businesses, the Relevant CNOOC Entities may dispose of the Relevant Businesses at its/their sole discretion.

As stated in the sub-section headed “The Supplemental Agreement” in the “Letter from the Board” contained in the Circular, the abovementioned purchase options were granted to the Group at nil consideration, for an indefinite period, and will be exercisable by the Group at any time in the future. If the transfer and/or acquisition of the Relevant Businesses will constitute connected transactions under the Listing Rules, the Company will comply with the relevant requirements of Chapter 14 and Chapter 14A of the Listing Rules. Further details with respect to the factors to be considered by the INEDs in assessing whether to exercise such purchase options in connection with a particular business are set out in the paragraph headed “Purchase options” in the “Letter from the Board” contained in the Circular.

Condition

The Supplemental Agreement and the Proposed Amendments are conditional upon the approval by the Independent Shareholders in accordance with the requirements of the Listing Rules.

Save for the Proposed Amendments as set out in this section, all other principal terms and conditions of the Existing Non-Compete Undertaking shall remain the same.

4.	Background to and reasons for the entering into of the Supplemental Agreement

As set out in the sub-section headed “Reasons for and Benefits of the Supplemental Agreement and the Amendments to the Existing Non-Compete Undertaking as Contemplated thereunder” in the “Letter from the Board” contained in the Circular, with global economy in recession and trade globalisation under challenge, the petroleum industry is greatly affected by political and economic factors. Facing the complex external environment, the Group needs to avoid or mitigate risks and reserve business opportunities if participating or engaging in existing or new businesses will incur significant legal risks to the Group due to applicable laws and regulations. In order to give flexibility to the Group in avoiding and mitigating risks under Special Circumstances, the Company and CNOOC entered into the Supplemental Agreement to clarify and amend certain terms of the Existing Non-Compete Undertaking. The Proposed Amendments are summarised in the paragraph headed “Principal terms of the Supplemental Agreement” above in this letter.

According to the Supplemental Agreement, CNOOC will not, and will procure all members of CNOOC Group not to, directly or indirectly, engage in oil and gas exploration, development, production and sales businesses in or outside the PRC. We noted that it is not uncommon for the oil and gas producers listed on the Stock Exchange to enter into a non-competition undertaking with their controlling shareholders engaging in the same or similar business, to protect their interests. Further, pursuant to the Supplemental Agreement, the Group may waive CNOOC from the non-compete undertaking for new businesses and transfer existing businesses to the Relevant CNOOC Entities upon the approval of the INEDs under Special Circumstances. The existing businesses will be transferred to the Relevant CNOOC Entities on normal commercial terms at a price to be determined based on the relevant assets or equity value assessed by an independent valuation agent agreed by both parties which we consider a fair basis. Such mechanism provides the Group with flexibility to waive CNOOC from the non-compete undertaking for new businesses and transfer existing businesses to the Relevant CNOOC Entities if the Company and INEDs determine not to take up or continue those businesses as it is not in the best interest of the Group at that time. According to the executive Directors, apart from allowing the flexibility, the Proposed Amendments are expected to further strengthen the relationship between the Group and CNOOC and gain continued support from CNOOC. As set out in the section headed “Amendments to Existing Non-Compete Undertaking” in the “Letter from the Board” contained in the Circular, as of the Latest Practicable Date, the Company has not identified the existence of any Special Circumstances regarding its existing businesses such that there is no imminent need to transfer any of its existing business to the Relevant CNOOC Entities. Based on this and that the Company has been using its best efforts to comply with all relevant applicable laws and regulations, the Company expects that the need to transfer its existing businesses to the Relevant CNOOC Entities will only arise in limited circumstances where the legal risks for the Company to continue operating such businesses are significant. We understand from the executive Directors that the Board has gained good understanding of the Group’s business risks through its regular risk assessment. Considering the above and the specifically defined scope of Special Circumstances under the Supplemental Agreement with all other principal terms and conditions of the Existing Non-Compete Undertaking remain unchanged, we concur with the executive Directors that the assessment above was made with reasonable basis.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Additionally, the Group was granted purchase options at nil consideration under the Supplemental Agreement pursuant to which the Group can acquire the Relevant Businesses from the Relevant CNOOC Entities at its sole discretion upon approval by the INEDs, and the Relevant CNOOC Entities must first notify the Company when they intend to dispose the Relevant Businesses. The purchase options are exercisable by the Group at any time in the future for an indefinite period. The consideration of the acquisition will be based on normal commercial terms at a price to be determined based on the relevant assets or equity value assessed by an independent valuation agent agreed by both parties which we consider a fair basis.

Under the Supplemental Agreement, approval from the INEDs will be required to waive CNOOC from the non-competing undertaking with respect to new businesses and to transfer existing businesses under Special Circumstances, as well as to acquire the Relevant Businesses under the purchase options. We understand from the executive Directors and as set out in the “Letter from the Board”, the Company’s management will provide all relevant information (including independent legal opinion(s) or other independent professional advice if necessary) to facilitate the assessment and decision making with respect to the Relevant Businesses by the INEDs.

The Supplemental Agreement provides the Group with flexibility to deal with the Relevant Businesses and to avoid or mitigate its legal risks under Special Circumstances. If the INEDs determine not to take up new businesses or continue the existing businesses as they are not in the best interest of the Group at that time, the Proposed Amendments will enable the Group to waive CNOOC from the non-competing undertaking with respect to new businesses and to transfer existing businesses to the Relevant CNOOC Entities, and the availability of the purchase options as discussed above serve to safeguard the interest of the Company and Shareholders by allowing the Group to potentially benefit from future opportunities if the INEDs consider such Relevant Businesses are beneficial to the Group at a later stage, without depriving the Group’s right to business opportunities which are potentially valuable to the Group.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Considering the above, including (i) the reasons for and benefits of the Proposed Amendments, particularly they provide flexibility to the Group in dealing with the Relevant Businesses (where conducting such Relevant Businesses may impose significant legal risks for the Company and not considered to be in the interest of the Group at a particular time), in order to avoid or mitigate the Group’s legal risks under Special Circumstances as discussed above; (ii) the availability of the purchase options to allow the Group to acquire the Relevant Businesses from the Relevant CNOOC Entities at its sole discretion so that the Group may potentially benefit from future opportunities; (iii) approval from the INEDs will be required to waive CNOOC from the non-competing undertaking with respect to new businesses and to transfer existing businesses under Special Circumstances, as well as to acquire the Relevant Businesses under the purchase options; and (iv) any transfer and/or acquisition of the Relevant Businesses will be conducted at a price to be determined based on the relevant assets or equity value assessed by an independent valuation agent agreed by both parties and in compliance with relevant Listing Rules including independent shareholders’ approval (where applicable), we consider the Proposed Amendments are fair and reasonable so far as the Independent Shareholders are concerned and the entering into of the Supplemental Agreement is in the interests of the Company and the Shareholders as a whole.

OPINION AND RECOMMENDATION

Having taken into account the above principal factors, we consider that although the entering into of the Supplemental Agreement is not in the ordinary and usual course of business of the Group, the Proposed Amendments are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned, and the entering into of the Supplemental Agreement is in the interests of the Company and the Shareholders as a whole.

Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Supplemental Agreement and the Proposed Amendments.

Yours faithfully, for and on behalf of SOMERLEY CAPITAL LIMITED Stephanie Chow Director

Ms. Stephanie Chow is a licensed person registered with the Securities and Futures Commission and a responsible officer of Somerley Capital Limited, which is licensed under the SFO to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities. She has over ten years’ experience in the corporate finance industry.

APPENDIX I	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DIRECTORS’ INTERESTS

As at the Latest Practicable Date, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the Stock Exchange were as follows:

Interests in Shares

Name of Director	Nature of interest	Ordinary Shares	Approximate percentage of total issued Shares

Chiu Sung Hong	Beneficial interest	1,150,000	0.003%
Lawrence J. Lau	Beneficial interest	400,000	0.000%

All the interests stated above represent long positions. Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

APPENDIX I	GENERAL INFORMATION

3.	SUBSTANTIAL SHAREHOLDERS’ INTERESTS

As at the Latest Practicable Date, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

Name of substantial Shareholder	Ordinary Shares held	Approximate percentage of the total issued Shares

CNOOC BVI	28,772,727,268	64.44%
OOGC	28,772,727,273	64.44%
CNOOC	28,772,727,273	64.44%

Note: CNOOC BVI is a direct wholly-owned subsidiary of OOGC, which is a direct wholly-owned subsidiary of CNOOC. Accordingly, CNOOC BVI’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at the Latest Practicable Date, save as disclosed above, the Directors and chief executive of the Company were not aware of any other person having interests or short positions (other than the Directors or chief executive of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4.	PROFESSIONAL QUALIFICATION AND CONSENT

The following is the qualification of the expert who has given its opinion or advice which is contained or referred to in this circular:

Name	Qualification

Somerley Capital Limited	A corporation licensed to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

(a)	As at the Latest Practicable Date, Somerley did not have any beneficial interest in the share capital of any member of the Group, did not have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which had been, since 31 December 2019, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX I	GENERAL INFORMATION

(b)	Somerley has given and has not withdrawn its written consent to the issue of this circular with inclusion of its letter and the reference to its name included herein in the form and context in which it appears.

5.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading positions of the Group since 31 December 2019, being the date to which the latest published audited financial statements of the Company have been made up.

6.	SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group referred to in Rule 13.68 of the Listing Rules (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

7.	INTERESTS OF DIRECTORS

(a)	The Directors were not aware that any Director or his or her respective Associates had, as at the Latest Practicable Date, any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would be required to be disclosed under the Listing Rules.

(b)	No Director was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which was significant in relation to the business of the Group taken as a whole.

(c)	As at the Latest Practicable Date, none of the Directors has, or has had, any direct or indirect interest in any assets which have been, since 31 December 2019, being the date of the latest published audited consolidated accounts of the Company, acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

8.	GENERAL

(a)	The registered office of the Company is situated at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong.

(b)	The Company’s Hong Kong Share registrar is Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Center, 183 Queen’s Road East, Wan Chai, Hong Kong.

(c)	The English text of this circular and the accompanying form of proxy shall prevail over the Chinese text in case of any inconsistency.

APPENDIX I	GENERAL INFORMATION

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on Monday to Friday (other than public holidays) at the office of Davis Polk & Wardwell at 18th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong, from the date of this circular up to and including 3 November 2020:

(a)	the Existing Non-Compete Undertaking;

(b)	the Supplemental Agreement;

(c)	the letter of recommendation from the Independent Board Committee, the text of which is set out on page 10 of this circular;

(d)	the letter of advice issued by Somerley, the text of which is set out on pages 11 to 17 of this circular; and

(e)	the written consent referred to in paragraph 4 of this Appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 20 November 2020 at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong for the purpose of considering and, if thought fit, passing, with or without modification, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

1. “THAT the Supplemental Agreement in relation to certain amendments to the Existing Non-Compete Undertaking be and is hereby approved, ratified and confirmed and that any director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents or supplemental agreements or deeds on behalf of the Company and take all such steps which in his or her opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Supplemental Agreement.”

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 20 October 2020

Registered Office:

65th Floor, Bank of China Tower

1 Garden Road

Hong Kong

Notes:

1.	Every member entitled to attend and vote at the EGM (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and the class of Shares in respect of which each such proxy is so appointed. In view of the ongoing COVID-19 pandemic, you are strongly encouraged to appoint the chairman of the EGM as proxy to attend and vote on your behalf at the EGM or any adjournment thereof.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not less than 36 hours before the time fixed for the holding of the EGM or any adjournment thereof (as the case may be).

3.	Completion and delivery of the form of proxy will not preclude a shareholder of the Company entitled to attend and vote at the EGM from attending and voting in person at the EGM or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any Shares, any one of such persons may vote at the EGM (or at any adjournment thereof), either personally or by proxy, in respect of such Shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for the ordinary resolution set out in this notice of the EGM will be taken by poll, except where the chairman of the meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

6.	For determining the entitlement to attend and vote at the EGM, the register of members of the Company will be closed from 16 November 2020 (Monday) to 20 November 2020 (Friday) (both days inclusive), during which period no transfer of Shares will be registered. In order to be eligible to attend and vote at the EGM, members are reminded to ensure that all instruments of transfer of Shares accompanied by the relevant Share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Center, 183 Queen’s Road East, Wan Chai, Hong Kong for registration not later than 4:30 p.m. on 13 November 2020 (Friday).

7.	Capitalised terms used in this notice have the same meaning as is set out in the section entitled “Definitions” on pages 1 to 3 of the circular of the Company dated 20 October 2020.